

June 6, 2022

Matthew F. Unger
Chief Financial Officer
Omega Flex, Inc.
451 Creamery Way
Exton, PA 19341

      Re: Omega Flex, Inc.
          Form 10-K for the Year Ended December 31, 2021
          Filed March 14, 2022
          File No. 000-51372

Dear Mr. Unger:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

1. We note that your discussion in MD&A excludes disclosure of any critical accounting estimates. Please revise to include disclosure of all critical accounting estimates as required by Item 303 of Regulation S-K. Your disclosure should include qualitative and quantitative information necessary to understand the estimation uncertainty and the impact the critical accounting estimate has had or is reasonably likely to have on your financial condition or results of operations to the extent the information is material and reasonably available. This information should include why each critical accounting estimate is subject to uncertainty and, to the extent the information is material and reasonably available, how much each estimate and/or assumption has changed over the period, and the sensitivity of the reported amount to the methods, assumptions and estimates underlying its calculation.

Financial Statements
Notes to the Consolidated Financial Statements
2. Significant Accounting Policies, page 36

2.   We note from your disclosure on page 37 that a warranty is generally included with each purchase, providing assurance that the goods comply with agreed-upon specifications, and the cost is therefore accrued accordingly. Please revise to include the disclosures required by ASC 460-10-50-8. This includes your policy and methodology for determining product warranty liability and a tabular reconciliation of the changes in the warranty liability for the reporting period.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing